UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-186684

Goodman Networks Incorporated

(Exact name of registrant as specified in its charter)

See Schedule A for additional registrants

6400 International Parkway, Suite 1000

Plano, TX 75093

(972) 406-9692

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12.125% Senior Secured Notes due 2018*

Guarantees of 12.125% Senior Secured Notes due 2018**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6 Rule 15d-22(b)	☐ ☐ ☐ ☐ ☒ ☐

Approximate number of holders of record of as of the certification or notice date: 21

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*	Goodman Networks Incorporated is the issuer of the 12.125% Senior Secured Notes due 2018.
**	Each of the additional registrants is a registrant in respect of the Guarantees of the 12.125% Senior Secured

Notes due 2018.

EXPLANATORY NOTE

On June 23, 2011, Goodman Networks Incorporated (the “Company”) issued $225,000,000 aggregate principal amount of 12.125% Senior Secured Notes due 2018 (the “Initial Notes”) in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Following the Company’s acquisition by merger of Multiband Corporation on August 30, 2013 (the “Merger”), each of the additional registrants listed on Schedule A hereto (the “Registrant Guarantors”) guaranteed the Company’s obligations under the indenture governing the Initial Notes. On December 23, 2013, the Company and the Registrant Guarantors commenced an exchange offer to exchange all of the Initial Notes for a like principal amount of notes with substantially identical terms registered under the Securities Act, pursuant to a Registration Statement on Form S-4 declared effective by the Securities and Exchange Commission on December 23, 2013. Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company and the Registrant Guarantors to file reports under Section 15(d) of the Exchange Act was suspended for the fiscal year beginning January 1, 2014, because the Company’s 12.125% Senior Secured Notes due 2018, including the Initial Notes and an additional $100,000,000 aggregate principal amount of 12.125% Senior Secured Notes due 2018 that the Company issued on August 30, 2013 to fund the Merger, were collectively held of record by less than 300 persons as of December 31, 2013. This Form 15 is being filed to provide notice of the statutory suspension of the filing obligation of the Company and the Registrant Guarantors, subject only to the Company’s obligation to file an Annual Report on Form 10-K for its 2013 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the undersigned registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2014	GOODMAN NETWORKS INCORPORATED

	By:	/s/ Randal S. Dumas
	Name:	Randal S. Dumas
	Title:	Chief Financial Officer

MINNESOTA DIGITAL UNIVERSE, INC.
MUTLIBAND CORPORATION
MUTLIBAND SUBSCRIBER SERVICES, INC.

	By:	/s/ Steven M. Bell
	Name:	Steven M. Bell
	Title:	Chief Financial Officer

MULTIBAND EWM, INC.
MULTIBAND EWS, INC.
MUTLIBAND FIELD SERVICES,
INCORPORATED
MUTLIBAND MDU INCORPORATED
MUTLIBAND SPECIAL PURPOSE, LLC

	By:	/s/ Steven M. Bell
	Name:	Steven M. Bell
	Title:	Chief Financial Officer,
Secretary and Treasurer

SCHEDULE A — REGISTRANT GUARANTORS

Subsidiary	Jurisdiction of Incorporation

Minnesota Digital Universe, Inc.	Minnesota

Multiband Corporation	Minnesota

Multiband EWM, Inc.	Texas

Multiband EWS, Inc.	Texas

Multiband Field Services, Incorporated	Delaware

Multiband MDU Incorporated	Delaware

Multiband Special Purpose, LLC	Minnesota

Multiband Subscriber Services, Inc.	Minnesota